Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268992

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 3, 2023, as supplemented by Prospectus Supplement dated March 27, 2023, as supplement by Prospectus Supplement dated June 28, 2023)

Up to $14,583,831
Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated January 3, 2023, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-268992) (the “Prospectus”) on December 23, 2022, and declared effective on January 3, 2023, relating to the offer and sale of shares of our Class A common stock, par value $0.0001 per share (“common stock”), pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated December 23, 2022 (the “Sales Agreement”), by and among the Company, Cantor Fitzgerald & Co. (“Cantor”) and B. Riley Securities, Inc. (“B. Riley Securities”). Effective July 1, 2024, in accordance with the terms of the Sales Agreement, we terminated the Sales Agreement with respect to Cantor. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto. Through March 20, 2025, in accordance with the Sales Agreement, we have sold 24,775,183 shares of common stock.

On March 20, 2025, we became subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $14,583,831 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CGTX.” The aggregate market value of our common stock held by non-affiliates as of March 20, 2025 pursuant to General Instruction I.B.6 of Form S-3 is approximately $43.8 million, which was calculated based on 55,663,479 outstanding shares of our common stock held by non-affiliates at a price of $0.786 per share, which was the closing price of our common stock on January 23, 2025. As of the date hereof, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are reducing the aggregate sales price of the shares of common stock that we may sell pursuant to this Prospectus Supplement and the Prospectus to $14,583,831 from time to time through B. Riley Securities.

Investing in our common stock involves a high degree of risk. Before buying any common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the Prospectus, in our most recent Annual Report on Form 10-K, and our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities

The date of this prospectus supplement is March 20, 2025